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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2000

                      ------------------------------------

                             GT GROUP TELECOM INC.

                           Suite 700 - 20 Bay Street
                            Toronto, Ontario, Canada
                                    M5J 2N8
                                 (416) 848-2000
                    (Address of principal executive offices)

                      ------------------------------------

                [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]
                            Form 20-F  X                Form 40-F  ___

              [indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]
                                 Yes  __                No  X

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

                             GT GROUP TELECOM INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 2000, 1999 AND 1998
                  (expressed in thousands of Canadian dollars)

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF
GT GROUP TELECOM INC.

     We have audited the consolidated balance sheets of GT GROUP TELECOM INC. as at September 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years ended September 30, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2000 and 1999 and the results of its operations and its cash flows for the years ended September 30, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                                                     /s/ PricewaterhouseCoopers LLP
November 3, 2000                                                             Chartered Accountants

                             GT GROUP TELECOM INC.

                          CONSOLIDATED BALANCE SHEETS

                  (expressed in thousands of Canadian dollars)

                                                                  SEPTEMBER 30
                                                              --------------------
                                                                2000        1999
                                                              ---------    -------
                                                                  $           $
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................    444,050     59,851
Accounts receivable (note 4)................................     49,952      3,783
Prepaid expenses............................................      5,939        526
Inventory...................................................        436        545
                                                              ---------    -------
                                                                500,377     64,705
PROPERTY, PLANT AND EQUIPMENT (note 5)......................    954,917     73,817
PREPAYMENTS ON PROPERTY, PLANT AND EQUIPMENT (notes 3(a) and
  3(b)).....................................................    203,703         --
LONG-TERM INVESTMENT (note 6)...............................     43,238         --
GOODWILL AND OTHER ASSETS (note 7)..........................    227,033      1,292
                                                              ---------    -------
                                                              1,929,268    139,814
                                                              =========    =======
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 8)...........    111,395     14,926
Unearned revenue (note 9)...................................        544        656
Current portion of long-term debt (note 10).................      4,348      1,253
                                                              ---------    -------
                                                                116,287     16,835
LONG-TERM UNEARNED REVENUE (note 9).........................      1,255      1,494
LONG-TERM DEBT (note 10)....................................    948,928     47,557
                                                              ---------    -------
                                                              1,066,470     65,886
                                                              ---------    -------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 11)
Authorized
  Common shares
    Unlimited number of Class A voting and convertible Class
     B non-voting common shares without par value
  Preferred
    50,000,000 Series A convertible first preference shares
     without par value
    100,000,000 Series B convertible first preference shares
     without par value
Issued and outstanding
  Common shares
    79,542,239 Class A voting shares (1999 -- 18,261,149)...    463,333     12,573
    41,105,767 Class B non-voting shares (1999 --
     4,148,569).............................................    495,370      5,026
  Preferred shares
    Nil Series A first preference shares (1999 --
     41,500,002)............................................         --     67,281
                                                              ---------    -------
                                                                958,703     84,880
ADDITIONAL PAID-IN CAPITAL..................................        255        255
WARRANTS (note 11(f)).......................................     58,776         --
LOANS TO OFFICERS (note 11(g))..............................     (3,868)        --
SHARES TO BE ISSUED (note 11(h))............................         --      1,875
DEFICIT.....................................................   (151,068)   (13,082)
                                                              ---------    -------
                                                                862,798     73,928
                                                              ---------    -------
                                                              1,929,268    139,814
                                                              =========    =======
COMMITMENTS AND CONTINGENCIES (note 15)
SUBSEQUENT EVENTS (note 18)

APPROVED BY THE BOARD OF DIRECTORS

                   Director                                       Director

  The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                  (expressed in thousands of Canadian dollars)

                                                                YEAR ENDED SEPTEMBER 30,
                                                              -----------------------------
                                                                2000       1999       1998
                                                              --------    -------    ------
                                                                 $           $         $
REVENUE.....................................................  73,251..      2,705     1,823
COST OF SERVICES............................................    51,336      1,808     1,131
                                                              --------    -------    ------
                                                                21,915        897       692
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................   100,959     10,219     3,038
                                                              --------    -------    ------
                                                               (79,044)    (9,322)   (2,346)
AMORTIZATION................................................    43,055        853       255
INTEREST AND FINANCE ITEMS
Interest income.............................................   (22,208)      (920)      (58)
Interest on long-term debt..................................    81,207        262       147
Finance charges.............................................     4,631        192        --
Foreign exchange loss (gain)................................    (9,276)        93      (251)
                                                              --------    -------    ------
                                                                54,354       (373)     (162)
                                                              --------    -------    ------
LOSS BEFORE INCOME TAXES....................................  (176,453)    (9,802)   (2,439)
PROVISION FOR (RECOVERY OF) INCOME TAXES (note 13)
Current.....................................................     3,833        165        --
Future......................................................   (42,300)        --        --
                                                              --------    -------    ------
                                                               (38,467)       165        --
                                                              --------    -------    ------
LOSS FOR THE YEAR...........................................  (137,986)    (9,967)   (2,439)
DEFICIT - BEGINNING OF YEAR.................................   (13,082)    (3,115)     (676)
                                                              --------    -------    ------
DEFICIT - END OF YEAR.......................................  (151,068)   (13,082)   (3,115)
                                                              ========    =======    ======
LOSS PER SHARE..............................................     (1.83)     (0.56)    (0.26)
                                                              ========    =======    ======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in
  thousands)................................................    75,442     17,859     9,542
                                                              ========    =======    ======

  The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  (expressed in thousands of Canadian dollars)

                                                                YEAR ENDED SEPTEMBER 30,
                                                              -----------------------------
                                                                2000        1999      1998
                                                              ---------    ------    ------
                                                                  $          $         $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the year...........................................   (137,986)   (9,967)   (2,439)
Items not affecting cash
  Amortization..............................................     43,055       853       255
  Non-cash interest expense.................................     79,832        --        --
  Additional paid-in capital................................         --        --        84
  Shares issued for interest on long-term debt..............         --       171        62
  Recovery of future income taxes...........................    (42,300)       --        --
                                                              ---------    ------    ------
                                                                (57,399)   (8,943)   (2,038)
                                                              ---------    ------    ------
Changes in non-cash working capital items
  Increase in accounts receivable...........................    (44,112)   (2,417)     (723)
  Increase in prepaid expenses..............................     (5,179)     (500)       (1)
  Decrease (increase) in inventory..........................        343      (545)       --
  Increase in accounts payable and accrued liabilities......     57,771     1,295     1,363
  Increase (decrease) in unearned revenue...................       (605)    2,077        39
                                                              ---------    ------    ------
                                                                  8,218       (90)      678
                                                              ---------    ------    ------
Cash flows used in operating activities.....................    (49,181)   (9,033)   (1,360)
                                                              ---------    ------    ------
FINANCING ACTIVITIES
Proceeds from long-term debt................................    690,711     4,421     1,762
Issuance of shares..........................................    396,120    71,526     5,924
Proceeds from issuance of warrants..........................     58,776        --        --
                                                              ---------    ------    ------
                                                              1,145,607    75,947     7,686
                                                              ---------    ------    ------
INVESTING ACTIVITIES
Business acquisitions.......................................   (446,720)       --        --
Purchase of property, plant and equipment...................   (153,569)   (8,454)   (3,738)
Increase in other assets....................................    (64,832)   (1,085)     (173)
Purchase of long-term investment............................    (43,238)       --        --
Issuance of loans to officers...............................     (3,868)       --        --
                                                              ---------    ------    ------
                                                               (712,227)   (9,539)   (3,911)
                                                              ---------    ------    ------
INCREASE IN CASH AND CASH EQUIVALENTS.......................    384,199    57,375     2,415
CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR..............     59,851     2,476        61
                                                              ---------    ------    ------
CASH AND CASH EQUIVALENTS -- END OF YEAR....................    444,050    59,851     2,476
                                                              =========    ======    ======

Additional cash flow disclosures (note 16)

  The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts expressed in thousands of Canadian dollars)

1   NATURE OF BUSINESS

     GT Group Telecom Inc. ("GT") was incorporated on April 12, 1996 under the Canada Business Corporations Act. GT through its wholly owned subsidiaries GT Group Telecom Services Corp. and GT Group Telecom Services USA Corp. (collectively known as "the company") markets and sells telecommunications services and related products over GT's owned fiber optic infrastructure to small and medium-sized businesses. The company also uses digital subscriber lines and fixed wireless technology to extend the reach of its network. The company provides data, internet applications and voice services and derives revenue from network usage and access, equipment sales, co-location and installation services.

2   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 20.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of purchase of three months or less. The short-term interest bearing securities are recorded at cost plus accrued interest earned, which approximates current market value.

     REVENUE RECOGNITION

     Revenue from network usage and access is recognized when services are provided. Revenue from equipment sales is recognized at the time the equipment is delivered and accepted by the customer. Revenue from installation services and from co-locations, where the company provides a location and services for the customers' servers and telecommunication equipment, are recognized as services are rendered.

     Unearned revenue is recorded for services when cash payment has been received in advance and is recognized as revenue in the period in which the services are provided.

     Income from operating leases of fiber optic facilities is recognized on a straight-line basis over the term of the lease.

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided over estimated useful lives on a straight-line basis at the following annual rates:

    Buildings............................................                                       7%
    Furniture and fixtures...............................                                      20%
    Computer equipment and software......................                                      33%
    Telecommunication networks...........................                                5% to 20%
    Leasehold improvements...............................  over the term of the leases (4-8 years)

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     Telecommunication networks, which are installed on rights of way granted by others, include construction costs, costs of acquiring rights of way, interest costs and network design costs, all of which are incurred in developing new networks or expanding existing networks. Amortization commences when the assets are available for use.

     Management reviews the carrying values of its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing its review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

     LONG-TERM INVESTMENT

     The long-term investment is accounted for on the cost basis. The carrying value of the investment is written down to net realizable value if there is a loss of value that is considered to be other than temporary.

     GOODWILL AND OTHER ASSETS

     Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is amortized over its estimated useful life ranging from 3 to 20 years. The company reviews the carrying value of its goodwill to determine whether there has been a permanent impairment in value. The measurement of possible impairment is based primarily on the ability to recover the carrying value from expected future operating cash flows on an undiscounted basis.

     Non-compete agreements, license rights and deferred charges are amortized on a straight-line basis over the term of the agreements or estimated useful life ranging from 3 to 10 years.

     Financing costs are amortized on a straight-line basis over the terms of the related debt financing.

     STOCK-BASED COMPENSATION PLAN

     The company has a stock-based compensation plan, which is described in note 11(f). No compensation expense is recognized for the plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

     FOREIGN CURRENCY TRANSLATION

     The company translates all foreign currency denominated monetary assets and liabilities at year-end exchange rates. Revenues and expenses are translated at the rates prevailing on the respective transaction dates. Exchange gains and losses resulting from movements in rates are reflected in net income in the year except for: (i) gains or losses relating to long-term monetary liabilities which are deferred and amortized over the remaining term of the assets and liabilities; and (ii) hedged balances which are described in note 14.

     INCOME TAXES

     The company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. A valuation allowance is recorded to the extent there is uncertainty regarding realization of future tax assets.

     LOSS PER COMMON SHARE

     Loss per common share is calculated using the weighted average number of common shares outstanding during the years. The exercise of options and warrants outstanding at September 30, 2000, 1999 and 1998 would have had an anti-dilutive effect on loss per common share.

     SEGMENTED INFORMATION

     The company is a Canadian national facilities based provider of high-speed data, internet application and voice services comprising a single operating segment. Substantially all of the company's assets are located in Canada and revenue is derived from telecommunications services provided in Canada.

     USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

3   BUSINESS ACQUISITIONS

     Summary of the assets acquired and liabilities assumed during the year ended September 30, 2000:

                                          SHAW       VIDEON       CABLE
                                       FIBERLINK    FIBERLINK   ATLANTIC
                                          (A)          (B)         (C)       OTHER      TOTAL
                                       ----------   ---------   ---------   -------   ----------
                                           $            $           $          $          $
    ASSETS
    Indefeasible right to use
      agreements
      Property, plant and equipment
         for constructed fibers......     329,000      88,359      29,689        --      447,048
      Prepayment for fibers to be
         constructed.................     223,000       7,600          --        --      230,600
    Property, plant and equipment....     100,000       7,397      17,560       435      125,392
    License rights...................      13,800          --          --        --       13,800
    Non-compete agreements...........      15,000          --       1,200        --       16,200
    Goodwill including acquisition
      costs..........................     119,513          --      25,025     3,261      147,799
    Other current assets.............         204         784       1,107        24        2,119
                                       ----------   ---------   ---------   -------   ----------
                                          800,517     104,140      74,581     3,720      982,958
                                       ==========   =========   =========   =======   ==========
    LIABILITIES
    Current liabilities..............         246          --         881        --        1,127
    Future income taxes..............      28,200          --      14,100        --       42,300
                                       ----------   ---------   ---------   -------   ----------
                                           28,446          --      14,981        --       43,427
                                       ==========   =========   =========   =======   ==========
    PURCHASE CONSIDERATION
    Cash paid........................     360,000      68,784      15,226     2,710      446,720
    Class A voting shares............          --          --          --     1,010        1,010
    Class B non-voting shares........     400,071      32,356      42,374        --      474,801
    Acquisition costs................      12,000       3,000       2,000        --       17,000
                                       ----------   ---------   ---------   -------   ----------
                                          772,071     104,140      59,600     3,720      939,531
                                       ==========   =========   =========   =======   ==========
    NUMBER OF SHARES ISSUED
    Class A voting shares............          --          --          --   336,666      336,666
                                       ==========   =========   =========   =======   ==========
    Class B non-voting shares........  29,096,097   1,667,000   1,740,196        --   32,503,293
                                       ==========   =========   =========   =======   ==========

     The acquisitions of business' assets and liabilities are accounted for by the purchase method of accounting under which the assets and liabilities purchased are recorded at their fair values with the excess of the purchase price over the fair value of identifiable assets and liabilities acquired recorded as goodwill. The results of operations are included in the company's consolidated statement of operations from the dates of acquisition.

     (A)  SHAW FIBERLINK

        On February 16, 2000, the company purchased from Shaw Communications Inc. ("Shaw Communications") and Shaw FiberLink Ltd. ("Shaw FiberLink") all of the property and assets of Shaw FiberLink used in connection with the high-speed data and competitive access business.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        The company and Shaw FiberLink also entered into an indefeasible right to use agreement which grants the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Shaw Communications for 60 years. Certain of the existing fibers located in New Brunswick Canada under the indefeasible right to use agreement will be available for use in 2003. In addition, the company will receive an indefeasible right to use fibers to be built over the next three years in mutually agreed regions. As at September 30, 2000, the carrying value of newly constructed fibers obtained for use by the company amounts to $27 million.

     (B)  VIDEON FIBERLINK

        On April 27, 2000, the company purchased from Moffat Communications Limited ("Moffat Communications") all the property and assets used as a competitive access provider in its Videon FiberLink business. The company and Moffat Communications also entered into an indefeasible right to use agreement which granted the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Moffat Communications for 30 years. In addition, the company will receive an infeasible right to use fibers to be built over the next three years in mutually agreed upon regions.

     (C)  CABLE ATLANTIC

        On July 21, 2000, the company purchased from Cable Atlantic Inc. ("Cable Atlantic") all the property and assets used in connection with the fiber optic telecom business. The company also entered into an indefeasible right to use agreement which granted the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Cable Atlantic for 30 years.

     The following unaudited pro forma data summarizes the results of operations for the years indicated as if the Shaw FiberLink acquisition had been completed as of the beginning of the years presented. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to give effect to interest expense on long-term debt of $360 million and amortization of the assets acquired. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the years presented or that may be obtained in the future.

                                                                  YEAR ENDED SEPTEMBER 30,
                                                                  -------------------------
                                                                     2000           1999
                                                                  -----------    ----------
                                                                       $             $
                                                                         (UNAUDITED)
    Revenue.....................................................     73,448        43,176
    Income (loss) before amortization, interest and finance
      items and income tax......................................    (75,729)        2,863
    Net loss....................................................   (165,714)      (53,195)
    Loss per share..............................................      (1.76)        (2.98)
    Weighted average number of common shares outstanding (in
      thousands)................................................     88,639        17,859

     Pro forma results including the other acquisitions completed by the company during the year ended September 30, 2000 have not been provided as the results of operations are not considered significant and the information is not readily available.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

4   ACCOUNTS RECEIVABLE

                                                                   2000     1999
                                                                  ------    -----
                                                                    $         $
    Trade receivables...........................................  34,759    1,191
    Sales tax receivable........................................  12,568    2,140
    Employee receivables........................................   3,105      487
    Other.......................................................   4,026       --
    Allowance for doubtful accounts.............................  (4,506)     (35)
                                                                  ------    -----
                                                                  49,952    3,783
                                                                  ======    =====

5   PROPERTY, PLANT AND EQUIPMENT

                                                                      SEPTEMBER 30, 2000
                                                              ----------------------------------
                                                                         ACCUMULATED
                                                               COST      AMORTIZATION      NET
                                                              -------    ------------    -------
                                                                 $            $             $
    Land....................................................      550           --           550
    Buildings...............................................    3,950          139         3,811
    Furniture and fixtures..................................    4,694          664         4,030
    Computer equipment and software.........................   40,786        3,094        37,692
    Telecommunication networks..............................  927,734       27,059       900,675
    Leasehold improvements..................................    8,702          543         8,159
                                                              -------       ------       -------
                                                              986,416       31,499       954,917
                                                              =======       ======       =======

                                                                      SEPTEMBER 30, 1999
                                                              ----------------------------------
                                                                         ACCUMULATED
                                                               COST      AMORTIZATION      NET
                                                              -------    ------------    -------
                                                                 $            $             $
    Land....................................................      490           --           490
    Buildings...............................................      887           87           800
    Furniture and fixtures..................................      877           56           821
    Computer equipment and software.........................    4,551          361         4,190
    Telecommunication networks..............................   67,638          476        67,162
    Leasehold improvements..................................      452           98           354
                                                              -------       ------       -------
                                                               74,895        1,078        73,817
                                                              =======       ======       =======

     Included in telecommunication networks as at September 30, 2000 are costs of $87 million (1999 -- $40 million) relating to assets not yet available for use on which no amortization has been charged.

     Included in telecommunication networks are assets under capital lease with a cost of $447 million (1999 -- $nil) and accumulated amortization of $13 million.

     Furniture and fixtures, and computer equipment and software, as at September 30, 2000 include capital lease asset costs of $4 million and $1 million (1999 -- $0.3 million and $0.9 million) respectively, and related accumulated amortization of $nil. (1999 -- $nil).

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     For the year ended September 30, 2000, interest and finance charges of $3 million were capitalized on projects under construction (1999 -- $2 million).

6   LONG-TERM INVESTMENT

     On April 12, 2000, the company purchased a less than 1% equity interest in 360networks Inc. for $43 million in cash. The market value of the investment at September 30, 2000 is $77 million.

7   GOODWILL AND OTHER ASSETS

                                                                   SEPTEMBER 30,
                                                                  ----------------
                                                                   2000      1999
                                                                  -------    -----
                                                                     $         $
    Goodwill net of accumulated amortization of $4,319 (1999 --
      $nil).....................................................  131,464       --
    Non-compete agreements and license rights net of accumulated
      amortization of $4,098 (1999 -- $nil).....................   26,172       --
    Deferred charges net of accumulated amortization of $527
      (1999 -- $32).............................................   19,122      605
    Deferred financing charges net of accumulated amortization
      of $2,684 (1999 -- $38)...................................   48,609      457
    Deferred foreign exchange loss net of accumulated
      amortization of $179 (1999 -- $1).........................    1,666       12
    Deposits....................................................       --      218
                                                                  -------    -----
                                                                  227,033    1,292
                                                                  =======    =====

8   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                    SEPTEMBER 30,
                                                                  -----------------
                                                                   2000       1999
                                                                  -------    ------
                                                                     $         $
    Trade accounts payable......................................   53,404     2,017
    Accounts payable and accruals for purchases of property,
      plant and equipment.......................................   32,498     9,355
    Accrued vacation and bonuses................................   10,795     1,139
    Capital tax, large corporations tax and sales taxes
      payable...................................................    6,786       622
    Other accrued liabilities...................................    7,912     1,383
    Accrual for inventory purchases.............................       --       410
                                                                  -------    ------
                                                                  111,395    14,926
                                                                  =======    ======

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

9   UNEARNED REVENUE

     Unearned revenue represents amounts related to an operating lease arrangement entered into in April 1999, whereby the company is the lessor of 24 strands of dark fiber including rights of way. The company received an up-front fee for installation costs related to placement of fiber optic cable, building entrances and fiber optic cable connections to the lessee's existing cable facilities which is presented as unearned revenue and being recognized as income over the initial term of the lease. Under this contract, the company also receives annual payments for lease and rights of way which are being recognized as income in equal annual amounts. The lease period ends in April, 2009, however the lessee has the option to extend the lease for an additional ten years. Minimum lease payments receivable for the next five years and thereafter are as follows:

                                                                   $
                                                                  ---
    Year ending September 30,
         2001...................................................  500
         2002...................................................  500
         2003...................................................  500
         2004...................................................  250
         2005...................................................  250
         Thereafter.............................................  750

10  LONG TERM DEBT

                                                                    SEPTEMBER 30,
                                                                  -----------------
                                                                   2000       1999
                                                                  -------    ------
                                                                     $         $
    Senior discount notes (a)...................................  662,661        --
    Vendor financing (b)........................................  153,565    40,398
    Vendor financing (c)........................................   31,859     6,481
    Senior bank facility (d)....................................  100,144        --
    Capital leases payable (f)..................................    4,292     1,155
    Note payable (e)............................................      755       776
                                                                  -------    ------
                                                                  953,276    48,810
    Less: Current portion.......................................    4,348     1,253
                                                                  -------    ------
                                                                  948,928    47,557
                                                                  =======    ======

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     Repayments of long-term debt in each of the next five years are as follows:

                                                  SENIOR                   SENIOR     CAPITAL LEASES
                                                 DISCOUNT     VENDOR        BANK        AND NOTES
                                                  NOTES      FINANCING    FACILITY       PAYABLE
                                                 --------    ---------    --------    --------------
                                                    $            $           $              $
    Year ending September 30,
         2001..................................        --       1,615           --        2,463
         2002..................................        --       1,479           --        1,676
         2003..................................        --       8,783        4,907        1,155
         2004..................................        --      10,703       10,014          339
         2005..................................        --      13,727       10,014           --
         Thereafter............................   662,661     149,117       75,209           --
                                                 --------     -------     --------        -----
                                                  662,661     185,424      100,144        5,633
         Less: Amounts representing interest...        --          --           --         (586)
                                                 --------     -------     --------        -----
                                                  662,661     185,424      100,144        5,047
                                                 ========     =======     ========        =====

           SENIOR DISCOUNT NOTES

     (a) Pursuant to an indenture dated February 1, 2000, the company issued 855,000 units, consisting of US$855 million (issued at a price of 52.651% of the stated amount) of 13.25% senior discount notes due 2010 and 855,000 warrants to purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to US$450 million, equivalent to approximately Cdn.$651 million. Expenses related to the offering amounted to approximately $20 million. Of the total proceeds, $592 million was allocated to the senior discount notes and $59 million was allocated to the share purchase warrants (note 11(f)).

        The senior discount notes accrue interest at 13.25% on the face value of the notes until February 1, 2005. The interest accrued to February 1, 2005 is payable at maturity together with the face value of the notes. After February 1, 2005, interest is payable semi-annually in cash in arrears February 1 and August 1 of each year, at an annual rate of 13.25%. The effective interest rate on the senior discount notes is 14.9%.

        On or after February 1, 2003, the company can elect to commence the payment of interest in cash semi-annually on February 1 and August 1 of each year, thereby reducing the stated amount of the note.

        The company has an early redemption option at any time after February 1, 2005 for all or part of the senior discount notes. The redemption prices for the notes for each year ending February 1, are as follows: 106.625% in 2005, 104.417% in 2006, 102.208% in 2007 and 100% thereafter, plus unpaid interest. In addition, prior to February 1, 2005, the company may redeem up to 35% of the notes at a redemption price of 113.25% of the outstanding amounts of the notes at the time of redemption.

        The notes are unsecured obligations of the company and the indenture contains certain restrictive covenants including limitation on indebtedness, restriction on the payment of dividends and other payments, limitations on liens, asset dispositions, change of control and limitation on transactions with subsidiaries.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        To reduce the exposure to U.S. dollar exchange rate fluctuations, the company has entered into cross currency swaps as described in note 14.

           VENDOR FINANCING

     (b) On May 28, 1999, the company entered into a credit facility to finance the company's purchase of telecommunication equipment and services to a value of US$40 million.

        On February 3, 2000, the company entered into a US$315 million facility with this vendor to finance the purchase and installation of telecommunication equipment and services. The initial borrowings under this vendor facility were used to repay amounts outstanding under the existing credit facility with this vendor.

        The balance of vendor financing at September 30, 2000 of $154 million is comprised of amounts payable to the vendor of $17 million, and additional amounts drawn on the vendor credit facility of $137 million (denominated as US$91 million).

        The vendor facility matures on June 30, 2008 with quarterly principal repayments at the rate of 1.25% of the amount outstanding, starting on March 31, 2003 until December 31, 2007. In March and June of 2008, the principal is repayable in two instalments of 37.5% of the outstanding amount.

        Availability under the credit facility is by way of multiple draw-downs. At the option of the company, draw-downs under the credit facility bear interest at either LIBOR plus an applicable margin or U.S. Prime Rate plus an applicable margin. Depending on the ratio of consolidated total debt to annualized earnings before interest, taxes and amortization, the margin added to the LIBOR is between 3.0% and 4.5% and the margin added to the U.S. Prime Rate is between 2.0% and 3.5%. The effective interest rate on outstanding amounts during the year ended September 30, 2000 was 11.5% (1999 -- 10.2%).

        In addition, a commitment fee varying between 0.75% and 1.50% depending on the level of utilization of the vendor facility is payable on the undrawn portion.

        The credit facility agreement contains certain covenants that restrict the ability of the company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the company or its subsidiaries, issue or sell equity interests of the company's subsidiaries or enter into certain mergers and consolidations.

     (c) On July 27, 1999 the company entered into an agreement for a US$15 million credit facility with a vendor. The credit facility is available in tranches of US$9 million, US$1 million and US$5 million. The final payments on these facilities are due in 2003, 2001 and 2001 respectively. They are repayable in equal principal instalments plus 12% interest per annum on the last day of each quarter.

        On September 29, 2000, the company entered into a new vendor credit facility for $120 million to finance the purchase and installation of telecommunication equipment and services provided by this vendor. The vendor credit facility matures September 29, 2007 with annual principal repayment at a rate of 4.89% of the outstanding amount on September 30, 2003, 10% on September 30, 2004 and September 30, 2005, 20% on September 20, 2006, and 55.11% on September 30, 2007. The initial borrowing under this vendor facility was used to repay amounts outstanding under the existing credit facility. Availability under the vendor credit facility is by way of multiple drawdowns.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        The balance of vendor financing at September 30, 2000 of $32 million is comprised of amounts payable to the vendor of $16 million, and additional amounts drawn on the credit facility of $16 million (denominated as US$10 million).

        At the option of the company, the credit facility bears interest at either the Prime Rate (published rate of a Schedule I Canadian Bank) or the quoted banker acceptances rate ("BA rate") plus an applicable margin. The applicable margin on Prime Rate loans ranges from 2.00% to 3.25% and the margin applicable to BA Rate loans ranges from 3.00% to 4.25%, depending upon the company's consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2000 and 1999 was 12.0%.

        In addition, a commitment fee of 0.5% per annum is payable on the undrawn portion of the credit facility.

        The credit facility agreement contains certain covenants that restrict the ability of the company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the company or its subsidiaries, issue or sell equity interests of the company's subsidiaries or enter into certain mergers and consolidations.

           SENIOR BANK FACILITY

     (d) On February 3, 2000, the company entered into a credit agreement for a senior bank facility for an amount of $220 million to finance part of the acquisition of the business of Shaw FiberLink (note 3(a)). The bank facility is comprised of a $120 million seven year revolving reducing term loan and a $100 million reducing term loan.

        The $120 million revolving term loan reduces, starting February 3, 2003 to $108 million and reduces on every anniversary thereafter to $90 million in 2004, $72 million in 2005, $48 million in 2006 and nil in 2007. The $100 million reducing term loan is amortized annually by 4.9% on February 3, 2003, 10% on February 3, 2004 and 2005, 20% on February 3, 2006 and 55.1% on February 3, 2006.

        At the option of the company, the bank facility may be used as LIBOR loans denominated in U.S. dollars, bankers acceptances in Canadian dollars, U.S. Base rate loans in U.S. dollars and standby letters of credit in Canadian or U.S. dollars. The margins added to the applicable interest rates may vary from 2.0% to 4.5%, depending upon the company's consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2000 was 11.9%.

        The credit facility agreement contains certain covenants that restrict the ability of the company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the company or its subsidiaries, issue or sell equity interests of the company's subsidiaries or enter into certain mergers and consolidations.

           COLLATERAL AGENCY AND INTERCREDITOR AGREEMENT

        The company has granted the lenders under the vendor credit facilities and the senior bank credit facility general security agreements providing the lenders a first priority lien on all the present and

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        future property and assets of a subsidiary of the company. The parties to the various credit agreements have entered into an amended and restated Collateral Agency and Intercreditor Agreement, which among other things, sets out the agreement between the lenders for the priority and security of the obligations of the company's subsidiaries to the lenders, and rights enforcement and allocation of proceeds.

           NOTES PAYABLE

     (e) In 1998, the company purchased land and a building for $900 thousand, which was financed substantially by a note payable to a vendor. The note bears interest at 10.5% per annum and is payable in monthly instalments of principal and interest of $8 thousand per month, a lump sum payment against principal of $100 thousand on February 15, 1999, and the remaining balance on February 15, 2001. The land and building acquired have been pledged as collateral.

           CAPITAL LEASES PAYABLE

     (f) Capital leases are payable in equal monthly instalments of $37 thousand including principal and interest at rates varying between 6% and 10%. The leases are collateralized by the underlying assets and expire in 2002.

11  SHARE CAPITAL

     Authorized
        Common
             Unlimited number of Class A voting shares without nominal or par value, each Class A share has one vote; unlimited number of convertible Class B non-voting shares without nominal or par value. Other than with respect to voting rights and limited conversion rights, the two classes of common shares have identical rights. Each Class B non-voting share may, under certain limited circumstances at the option of the holder, be converted into one Class A voting share. The holders of Class A and B shares are entitled to receive dividends as determined by the Board of Directors, subject to the rights of the holders of the preferred shares. The holders of Class A voting and Class B non-voting shares are also entitled to participate equally in the event of liquidation of the company, subject to the rights of the holders of the preferred shares.

        Preferred
             Unlimited number of non-voting first and second preference shares without nominal or par value. The first and second preference shares may be issued in one or more series. Each share is convertible at the option of the holder into either Class A voting shares or Class B non-voting shares depending on foreign ownership restrictions then in place and automatically upon an initial public offering of such shares, initially on a one-to-one basis to May 7, 2000, with a compound increase of 10%, subject to adjustment. The Board of Directors of the company may fix the number of shares in each series and designate rights, privileges, restriction, conditions and other provisions. The first and second preference shares shall be entitled to preference over any other shares of the company with respect to the payment of dividends and in the event of liquidation of the company.

        On May 7, 1999 and February 14, 2000, Series A and Series B first preference shares were created, respectively. In addition to the rights and privileges of the first preference shares described above, the Series A and Series B first preference shares have a liquidation value equal to the price paid for

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        the share plus a compound annual rate of return of 10% and have anti-dilutive provisions protecting their conversion into Class A voting shares or Class B non-voting shares. At September 30, 2000, there were 50,000,000 authorized Series A and 100,000,000 authorized Series B first preference shares (1999: Series A -- 50,000,000 and Series B -- nil).

     ISSUED

                                                        NUMBER        NUMBER       NUMBER OF      NUMBER OF
                                                          OF            OF         SERIES A       SERIES B
                                                       CLASS A       CLASS B         FIRST          FIRST
                                                        VOTING      NON-VOTING    PREFERENCE     PREFERENCE
                                                        SHARES        SHARES        SHARES         SHARES       AMOUNT
                                                      ----------    ----------    -----------    -----------    -------
                                                                                                                   $
    Balance as at September 30, 1997................   7,095,132            --             --             --        836
      Class A voting shares issued for
        Cash........................................   4,880,629            --             --             --      6,083
        Upon exercise of options (e)................     822,167            --             --             --        332
        Upon exercise of warrants (e)...............       7,900            --             --             --          4
        Upon conversion of debentures (d)...........   2,482,592            --             --             --      1,886
        Share issuance costs........................          --            --             --             --       (495)
                                                      ----------    ----------    -----------    -----------    -------
    Balance as at September 30, 1998................  15,288,420            --             --             --      8,646
      Class A voting shares issued for
        Cash........................................   2,004,322            --             --             --      3,480
        Upon exercise of options (e)................     630,000            --             --             --         70
        Upon conversion of debentures (d)...........     338,407            --             --             --        423
        Share issuance costs........................          --            --             --             --        (46)
      Class B non-voting shares issued for
        Cash........................................          --       721,101             --             --        901
        Upon conversion of debentures (d)...........          --     3,427,468             --             --      4,284
        Share issuance costs........................          --            --             --             --       (159)
      Series A first preference shares issued for
        Cash........................................          --            --     27,666,667             --     41,500
        Upon exercise of options (e)................          --            --     13,833,335             --     25,938
        Share issuance costs........................          --            --             --             --       (157)
                                                      ----------    ----------    -----------    -----------    -------
    Balance at September 30, 1999...................  18,261,149     4,148,569     41,500,002             --     84,880
      Class A voting shares issued for
        Cash........................................      35,000            --             --             --        280
        Purchase of businesses (note 3).............     336,666            --             --             --      1,010
        Upon exercise of options (e)................     313,327            --             --             --        336
      Class B non-voting shares issued for
        Cash (b)....................................          --    20,700,000             --             --    422,280
        Upon exercise of options (e)................          --     1,850,000             --             --      3,875
        Purchase of businesses (note 3).............          --     3,407,196             --     29,096,097    474,801
        Share issuance costs........................          --            --             --             --    (30,634)
      Series A first preference shares issued for
        acquisition of rights of way (h)............          --            --      1,000,000             --      1,875
      Conversions (c)...............................  60,596,097    11,000,002    (42,500,002)   (29,096,097)        --
                                                      ----------    ----------    -----------    -----------    -------
    Balance at September 30, 2000...................  79,542,239    41,105,767             --             --    958,703
                                                      ==========    ==========    ===========    ===========    =======

     (A)  REDESIGNATION OF COMMON SHARES

        In September 1998, the company redesignated all authorized common shares, both issued and unissued, as Class A voting shares and increased authorized capital by creating an unlimited

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        number of shares designated as Class B non-voting shares. This change in classification for issued shares has been presented retroactively in these financial statements.

     (B)  INITIAL PUBLIC OFFERING

        Pursuant to an Initial Public Offering on March 15, 2000, the company issued 18,000,000 Class B non-voting shares for aggregate cash proceeds of US$232.9 million, net of US$19.1 million in underwriting commissions and expenses of the offering. In addition, the underwriters exercised their option to purchase an additional 2,700,000 Class B non-voting shares for net proceeds of US$35.2 million to the company. Aggregate net proceeds of the Initial Public Offering amounted to $391.7 million.

     (C)  CONVERSION OF SHARES

        On completion of the company's initial public offering on March 15, 2000, 42,500,002 series A and 29,096,097 series B first preference shares were automatically converted into 60,596,097 Class A voting shares and 11,000,002 Class B non-voting shares on a one-for-one basis.

     (D)  CONVERTIBLE DEBENTURES

        On December 15, 1998 and March 5, 1999, the company issued 12% convertible debentures totalling $4,536,000 due March 31, 2000. The debentures plus accrued interest could be converted by the company into fully-paid Series A first preference shares at a conversion price of $1.25 per preference share before July 1, 1999 ("Mandatory Conversion Period"). If the company did not exercise its right to convert the debentures into Series A first preference shares, each holder of debentures had the option to convert the debentures into fully paid Class A voting shares or Class B non-voting shares at a conversion price of $1.25 per share, in compliance with CRTC foreign ownership restrictions in effect at the time of conversion.

        On April 30, 1999, the company waived the condition that the debentures be converted to Series A first preference shares, and all debentures including accrued interest were converted into 338,407 Class A voting shares and 3,427,468 Class B non-voting shares.

     (E)  PREFERENCE SHARE PURCHASE OPTIONS

        On May 7, 1999, the company issued 27,666,667 units to a group of institutional shareholders at $1.50 per unit. Each unit consisted of one Series A first preference share and an option to purchase half of one Series A first preference share at a share price of $1.875 until August 10, 1999 and at $2.25 until November 10, 1999. At September 30, 1999, all the options had been exercised, resulting in the issuance of 13,833,335 Series A first preference shares.

     (F)  COMMON SHARE OPTIONS AND WARRANTS

           OPTIONS

        The Board of Directors has established a stock option plan under which options to purchase Class A voting shares and Class B non-voting shares are granted to directors, officers and employees of the company. Options are granted at exercise prices estimated to be at least equal to the fair value of the shares, vest over a three-year period and generally expire five years from the date of grant.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        At September 30, 2000, there were 5,594,635 (1999 -- 2,161,842) options to purchase Class A voting shares and 1,770,600 (1999 -- 2,300,000) options to purchase Class B non-voting shares outstanding. These options expire between April 2001 and September 2005.

        Option activity for the year is as follows:

                                                           2000                     1999
                                                  ----------------------    ---------------------
                                                                WEIGHTED                 WEIGHTED
                                                                AVERAGE                  AVERAGE
                                                  NUMBER OF     EXERCISE    NUMBER OF    EXERCISE
                                                    SHARES       PRICE       SHARES       PRICE
                                                  ----------    --------    ---------    --------
                                                                   $                        $
         Outstanding -- Beginning of year.......   4,461,842      1.64      1,854,978      0.69
         Class A voting shares
           Granted..............................   4,076,700      9.09      1,658,228      1.34
           Exercised............................    (313,327)     1.07       (630,000)     0.11
         Class B non-voting shares
           Granted..............................   1,320,600      5.20      2,300,000      2.04
           Exercised............................  (1,850,000)     2.10             --        --
         Expired................................          --        --       (682,003)     0.50
         Cancelled..............................    (330,580)     7.76        (39,361)     1.25
                                                  ----------      ----      ---------      ----
         Outstanding -- End of year.............   7,365,235      6.36      4,461,842      1.64
                                                  ==========      ====      =========      ====
         Exercisable -- End of year
         Class A voting shares..................   2,289,626      3.47      1,726,564      1.19
         Class B non-voting shares..............     715,525      2.83      1,883,333      2.16
                                                  ----------      ----      ---------      ----
         Total..................................   3,005,151      3.32      3,609,897      1.69
                                                  ==========      ====      =========      ====

        A summary of stock options outstanding at September 30, 2000 is set out below:

                                           OUTSTANDING STOCK OPTIONS
                                      ------------------------------------    EXERCISABLE STOCK OPTIONS
                                                    WEIGHTED                  -------------------------
                                                     AVERAGE      WEIGHTED                    WEIGHTED
                                                    REMAINING     AVERAGE                     AVERAGE
                                                   CONTRACTUAL    EXERCISE                    EXERCISE
         EXERCISE PRICE                NUMBER         LIFE         PRICE        NUMBER         PRICE
         --------------               ---------    -----------    --------    -----------    ----------
         $                                                           $                           $
         0.50 - 1.875...............  2,437,513    3.01 years       1.42       1,908,634         1.40
         3.00.......................  2,025,932    3.97 years       3.00         599,463         3.00
         8.00.......................  1,890,289    4.38 years       8.00         380,097         8.00
         20.40 - 20.86..............    666,801    4.63 years      20.52          94,241        20.48
         24.08......................    300,700    4.79 years      24.08          20,882        24.08
         26.21......................     44,000    4.88 years      26.21           1,833        26.21
                                      ---------    ----------      -----       ---------        -----
                                      7,365,235    3.86 years       6.36       3,005,151         3.32
                                      =========    ==========      =====       =========        =====

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        A summary of stock options outstanding at September 30, 1999 is set out below:

                                           OUTSTANDING STOCK OPTIONS
                                      ------------------------------------    EXERCISABLE STOCK OPTIONS
                                                    WEIGHTED                  -------------------------
                                                     AVERAGE      WEIGHTED                    WEIGHTED
                                                    REMAINING     AVERAGE                     AVERAGE
                                                   CONTRACTUAL    EXERCISE                    EXERCISE
         EXERCISE PRICE                NUMBER         LIFE         PRICE        NUMBER         PRICE
         --------------               ---------    -----------    --------    -----------    ----------
         $                                                           $                           $
         0.50.......................    277,224    1.29 years       0.50         277,224         0.50
         1.00.......................     37,500    1.08 years       1.00          37,500         1.00
         1.25.......................  1,239,118    3.76 years       1.25         972,062         1.25
         1.50.......................  1,108,000    4.60 years       1.50         523,111         1.50
         1.875......................  1,300,000    4.59 years      1.875       1,300,000        1.875
         3.00.......................    500,000    4.92 years       3.00         500,000         3.00
                                      ---------    ----------      -----       ---------        -----
                                      4,461,842    4.17 years       1.64       3,609,897         1.69
                                      =========    ==========      =====       =========        =====

           WARRANTS

        Warrant activity for each of the years is as follows:

                                                             2000                     1999
                                                     ---------------------    ---------------------
                                                                  WEIGHTED                 WEIGHTED
                                                                  AVERAGE                  AVERAGE
                                                      NUMBER      EXERCISE     NUMBER      EXERCISE
                                                     OF SHARES     PRICE      OF SHARES     PRICE
                                                     ---------    --------    ---------    --------
                                                                     $                        $
         Outstanding -- Beginning of year..........   100,000       0.50       415,000       0.50
         Class A voting shares
           Expired.................................        --         --      (313,311)      0.50
           Cancelled...............................        --         --        (1,689)      0.50
         Class B non-voting shares
           Issued..................................   855,000         --            --         --
                                                      -------       ----      --------       ----
         Outstanding -- End of year................   955,000       0.05       100,000       0.50
                                                      =======       ====      ========       ====

        The warrants for Class A voting shares vested on the date of grant and expire on November 30, 2000.

        The warrants for Class B non-voting shares were issued at a value of $59 million pursuant to an indenture dated February 1, 2000 (note 10(a)). The warrants entitle the holders to purchase 4,198,563 Class B non-voting shares in the aggregate through to February 1, 2010 for nil consideration. The warrants are exercisable upon a registration statement, relating to the resale of warrants and the Class B non-voting shares issuable upon exercise of the warrants, becoming effective providing that the Class B non-voting shares continue to be listed on a stock exchange.

     (G)  LOANS TO OFFICERS

        Pursuant to employment contracts, certain officers have been provided option-exercise loans which bear interest at the effective applicable federal interest rate of the Internal Revenue Code and are due the earlier of: (i) five years from the date of purchase ranging from September 1, 2004 to

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        January 4, 2005, (ii) cessation of employment or (iii) upon the sale of the shares purchased. The option exercise loans are secured by a first charge against the shares purchased. These loans amount to $4 million at September 30, 2000 (1999 -- $nil).

     (H)  SHARES TO BE ISSUED

        At September 30, 1999, 1,000,000 Series A first preference shares at $1.875 per share remained to be issued in connection with the acquisition of rights of way in August 1999. These Series A first preference shares were issued in December 1999.

13  INCOME TAXES

     The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

                                                                    SEPTEMBER 30,
                                                                  -----------------
                                                                   2000       1999
                                                                  -------    ------
                                                                     $         $
    Future income tax assets
      Accounts receivable.......................................    1,876        --
      Property, plant and equipment.............................       --        27
      Deferred charges..........................................       --        63
      Long-term debt............................................    6,149        --
      Debt and share issue costs................................    8,381       257
      Operating loss carry forwards.............................   57,403     5,709
                                                                  -------    ------
                                                                   73,809     6,056
    Valuation allowance.........................................  (44,219)   (6,056)
                                                                  -------    ------
                                                                   29,590
    Future income tax liabilities
      Property, plant and equipment.............................  (27,465)       --
      Deferred charges and other assets.........................   (2,125)       --
                                                                  -------    ------
                                                                  (29,590)    6,056
                                                                  -------    ------
                                                                       --        --
                                                                  =======    ======

     Management has recorded a valuation allowance for the net amount of future income tax assets.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     The company has non-capital losses available to reduce taxable income in future years. These losses expire as follows:

                                                                     $
                                                                  -------
    Year ending September 30,
         2002...................................................       11
         2003...................................................      315
         2004...................................................      522
         2005...................................................    4,523
         2006...................................................    7,764
         2007...................................................  112,769
                                                                  -------
                                                                  125,884
                                                                  =======

     The income tax provision for the year differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss before income taxes as follows:

                                                                   YEAR ENDED SEPTEMBER 30,
                                                                  ---------------------------
                                                                   2000       1999      1998
                                                                  -------    ------    ------
                                                                     $         $         $
    Statutory Canadian federal and provincial income tax
      rates.....................................................    45.6%     45.6%     45.6%
                                                                  -------    ------    ------
    Income tax recovery based on the statutory rates............  (80,463)   (4,470)   (1,112)
    Differences from statutory rates relating to
      Change in valuation allowance.............................   38,163     4,470     1,112
      Large corporations tax....................................    3,833       165        --
                                                                  -------    ------    ------
                                                                  (38,467)      165        --
                                                                  =======    ======    ======

14  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

     The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. At September 30, 2000, and 1999, using discounted cash flow analysis, the carrying value of long-term debt approximates its fair value, except for the senior discount notes. The fair value of the senior discount notes is $649 million based on its trading price at September 30, 2000.

     CREDIT RISK

     Financial instruments that potentially subject the company to a concentration of credit risk consist of cash and cash equivalents, and accounts receivable. The company's cash and cash equivalents are deposited with highly rated financial institutions. The company's accounts receivable are derived from revenue earned from customers located in Canada. The company performs ongoing credit evaluations on its customers' financial condition and, generally, requires no collateral from its customers. The company maintains an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

     For the year ended September 30, 2000, one customer of the company accounted for approximately 15% of revenue (note 17) and for the year ended September 30, 1999, three customers of the company

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     accounted for approximately 48% of revenue (one customer accounted for 26%, a second customer accounted for 12% and a third customer accounted for 10%). For the year ended September 30, 1998, two customers of the company accounted for approximately 55% of the company's revenue (one customer accounted for 37% and a second customer accounted for 18%).

     INTEREST RATE AND FOREIGN CURRENCY RISK

     The company is exposed to foreign currency fluctuations on its U.S. dollar denominated trade payables and long-term debt to the extent that these liabilities exceed the U.S. dollar cash and cash equivalents. The following table summarizes the company's exposure to interest rate foreign currency risk:

                                                    FIXED RATE
                                        FLOATING      WITHIN      FIXED RATE    FIXED RATE    NON-INTEREST
                                          RATE       ONE YEAR     1-5 YEARS     6-10 YEARS      BEARING
                                        --------    ----------    ----------    ----------    ------------
                                           $            $             $             $              $
    September 30,
      Financial assets
         Cash and cash equivalents
           Canadian dollars...........  123,203         --             --             --             --
           U.S. dollars
              (US$213,329)............  320,847         --             --             --             --
         Accounts receivable..........       --         --             --             --         49,952
         Loans to officers............       --         --          3,868             --             --
      Financial liabilities
         Accounts payable and accrued
           liabilities
           Canadian dollars...........       --         --             --             --         90,218
           U.S. dollars (US$14,431)...       --         --             --             --         21,177
         Long-term debt
           Canadian dollars...........  115,367        755          4,292             --             --
           U.S. dollars
              (US$565,871)............  170,201         --             --        662,661             --
    September 30, 1999
      Financial assets
         Cash and cash equivalents
           Canadian dollars...........   39,794         --             --             --             --
           U.S. dollars (US$13,657)...   20,057         --             --             --             --
         Accounts receivable..........       --         --             --             --          3,783
      Financial liabilities
         Accounts payable and accrued
           liabilities
           Canadian dollars...........       --         --             --             --          9,554
           U.S. dollars (US$3,660)....       --         --             --             --          5,372
         Long-term debt
           Canadian dollars...........       --        327          1,603             --             --
           U.S. dollars (US$31,815)...   40,398        926          5,556             --             --

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     CROSS CURRENCY SWAP

     On February 15 and August 14, 2000, the company entered into cross currency swaps with several financial institutions to convert approximately 69% (representing a notional amount of U.S. $590 million) of the future U.S. dollar payments on the senior discount notes to Canadian dollars at a fixed average exchange rate of approximately $1.4450. The payments represent the semi-annual interest payments from August 1, 2005 to August 1, 2009 and the principal repayment on February 1, 2010. As a result of the cross currency swap, the average fixed interest rate on the portion of the senior discount notes decreased from 13.25% to approximately 12.96%. The company and the financial institutions each have the right to terminate the swap on February 1, 2005. As at September 30, 2000, the fair value of these swap agreements is not significant.

     From the date the swap agreements were entered, the portion of the senior discount notes to which the exchange rate has been fixed by the swap has been converted to Canadian dollars using the swap forward rate.

15  COMMITMENTS AND CONTINGENCIES

     CAPITAL EXPENDITURES

     (A)  AGREEMENT WITH 360NETWORKS

        On May 24, 2000, the company completed a multiple element agreement with 360networks Inc. Pursuant to this transaction, the company:

        i) Purchased certain dark fibers to be constructed along Canadian route paths for $137 million. Of this amount, $32 million was paid in the year ended September 30, 2000 which is included in property, plant and equipment. The balance will be paid over the next three years when the fiber becomes available to the company; and

        ii) Purchased an indefeasible right to use certain dark fibers to be constructed along United States route paths for $140 million. In addition, the company acquired fiber optic capacity along a diverse route in Canada and the United States under long-term lease arrangements giving the company exclusive telecommunication rights on certain specific wavelengths and acquired options to purchase additional wavelengths on similar terms. Assets and obligations under these arrangements, which will be accounted for as capital leases over 20 years commencing in 2001 when the fiber becomes available to the company, amount to approximately $85 million. In October 2000, the company accepted approximately 28% of the fiber optic capacity under the long-term capacity lease arrangement.

     (B)  VENDOR FINANCING AGREEMENT

        The company has entered into a vendor financing agreement (note 10(b)) to purchase and license certain engineering and construction services together with digital switches and related network software and equipment from a supplier. The minimum future purchase commitment is US$213 million over the next twenty months.

     LETTER OF CREDIT

     As of September 30, 2000, the company has letters of credit in favour of network equipment suppliers in the amount of $0.5 million.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     OPERATING LEASES

     The company has entered into operating leases for its premises, certain equipment and for rights of way. Minimum lease payments for the next five years and thereafter are as follows:

                                                                    $
                                                                  ------
    Year ending September 30,
         2001...................................................   8,410
         2002...................................................   8,422
         2003...................................................   8,442
         2004...................................................   8,412
         2005...................................................   8,345
         Thereafter.............................................  50,740

     The rent expense under operating leases for the following years was as follows:

                                                                  2000     1999    1998
                                                                  -----    ----    ----
                                                                    $       $       $
    Operating lease expense.....................................  5,733    197     165

16  ADDITIONAL CASH FLOW DISCLOSURES

                                                                  YEAR ENDED SEPTEMBER 30,
                                                                  ------------------------
                                                                   2000     1999     1998
                                                                  ------    -----    -----
                                                                    $         $        $
    Interest paid...............................................  7,862      95       53
    Income taxes paid...........................................    819      --       --

     NON-CASH TRANSACTIONS

     Purchases of property, plant and equipment of $159 million for the year ended September 30, 2000 (1999 -- $55 million) and purchases of other assets of $6 million at September 30, 2000 (1999 -- $nil) were financed through long-term debt, notes payable and through accounts payable and accrued liabilities. In addition, the company issued $476 million in Class A voting and Class B non-voting shares in respect of businesses acquired during the year ended September 30, 2000 (note 3). Accordingly, these transactions are not reflected in the Statement of Cash Flows.

17  RELATED PARTY TRANSACTIONS

     During the year ended September 30, 2000, the company earned $11 million (1999 -- $nil) of revenues and incurred $2 million (1999 -- $nil) of administrative expenses in respect of transitional processing fees on the Shaw FiberLink operations from a minority shareholder. The company has also engaged this related company to process certain cash disbursements on its behalf. Included in accounts receivable is $11 million (1999 -- $nil) receivable from this customer, $4 million of which relates to balances acquired upon the company's acquisition of Shaw FiberLink. Included in accounts payable and accrued liabilities is $2 million (1999 -- $nil) payable as at September 30, 2000 to this related company. The above transactions were entered into in the ordinary course of business and were recorded at the exchange amount.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

18  SUBSEQUENT EVENT

     On October 16, 2000, the company entered into an asset purchase agreement with C1 Communications Inc. ("C1"). Under the purchase agreement, the company will purchase from C1 all the property and assets used in its Atlantic Cable competitive local exchange carrier business. The company will also assume an indefeasible right to use agreement which will grant the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic networks of C1 for 19 years.

     The purchase consideration consists of rights to acquire 2,372,000 Class B non-voting shares of the company and the assumption of C1's obligations under the indefeasible right to use agreement, which amount to $22 million on a present value basis. Acquisition costs are estimated to be $2 million.

19  PRIOR YEAR COMPARATIVE AMOUNTS

     Certain prior years comparative numbers have been reclassified to conform to the current year's presentation.

20  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
STATES

     The company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, in the case of the company conform in all material respects with GAAP in the United States of America ("U.S. GAAP") except as outlined below:

     (A)  NET LOSS AND SHAREHOLDERS' EQUITY

        The following summary sets out the adjustments to the company's loss and shareholders' equity which would be made to conform to U.S. GAAP:

                                                                  2000       1999       1998
                                                                --------    -------    ------
                                                                   $           $         $
         Loss for the year in accordance with Canadian GAAP...  (137,986)    (9,967)   (2,439)
         Impact of U.S. accounting principles
           Amortization of purchase price adjustment (c)......      (617)        --        --
           Deferred charges...................................       (15)      (301)      (87)
           Stock based compensation (d).......................   (11,430)       (56)   (1,056)
           Deferred foreign exchange (e)......................    (1,655)       (12)       --
           Recovery of future income taxes (f)................    11,055         --        --
                                                                --------    -------    ------
         Net loss for the year in accordance with U.S. GAAP...  (140,648)   (10,336)   (3,582)
         Unrealized gains on securities, net of tax of $10,366
           (f)................................................    23,926         --        --
                                                                --------    -------    ------
         Comprehensive loss in accordance with U.S. GAAP......  (116,722)   (10,336)   (3,582)
                                                                ========    =======    ======
         Net loss per share in accordance with U.S. GAAP......     (1.86)     (0.58)    (0.38)
                                                                ========    =======    ======

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        The reconciliation of the change in shareholders' equity from Canadian to U.S. GAAP is as follows:

                                                                        2000       1999
                                                                       -------    ------
                                                                          $         $
         Shareholders' equity in accordance with Canadian GAAP at
           September 30..............................................  862,798    73,928
         Purchase price adjustment, net of amortization of $617 (1999
           and 1998 -- $nil) (c).....................................   17,035        --
         Deferred charges............................................     (417)     (403)
         Cumulative stock-based compensation expense (d).............  (11,651)   (1,118)
         Deferred stock based compensation expense (d)...............  (34,266)     (287)
         Net change in stock options (d).............................   45,917     1,405
         Deferred foreign exchange (e)...............................   (1,666)      (12)
         Recovery of future income taxes (f).........................   11,055        --
         Other comprehensive income (f)..............................   23,926        --
                                                                       -------    ------
         Shareholders' equity in accordance with U.S. GAAP at
           September 30..............................................  912,731    73,513
                                                                       =======    ======

     (B)  CONSOLIDATED BALANCE SHEETS

        The following table indicates the restated amounts for the items in the consolidated balance sheets of the company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

                                                                         2000        1999
                                                                       ---------    -------
                                                                           $           $
         Property, plant and equipment (c)...........................    957,957     73,817
         Long-term investment (f)....................................     77,530         --
         Goodwill and other assets (c)...............................    239,327        877
         Share capital (c)...........................................  1,032,079     85,480
         Additional paid-in capital..................................        337        337
         Deferred stock-based compensation expense (d)...............    (34,266)      (287)
         Stock options outstanding (d)...............................     45,917        723
         Deficit.....................................................   (155,263)   (14,615)
         Other comprehensive income (f)..............................     23,926         --

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

     (C)  PURCHASE PRICE ADJUSTMENT

        For U.S. GAAP, the company has recorded the purchase price of the assets acquired from Moffat Communications (note 2(b)), based on the fair value of consideration agreed to on March 27, 2000, when the company entered into an asset purchase agreement. The purchase consideration consisted of $68 million cash and the rights to acquire 1,667,000 Class B non-voting shares of the company, which had an aggregate value of approximately $50 million at March 27, 2000. For U.S. GAAP purposes, details of assets and liabilities acquired at their fair value are as follows:

                                                                          $
                                                                       -------
         ASSETS ACQUIRED
         Indefeasible Right to Use Agreement
           Property, plant and equipment for constructed fibers......   91,748
           Prepayment for fibers to be constructed...................    7,600
         Videon FiberLink acquisition
           Property, plant and equipment.............................    7,397
           Non-competition agreement.................................    2,360
           Goodwill..................................................   12,594
           Other current assets......................................      784
                                                                       -------
                                                                       122,483
                                                                       =======
         LIABILITIES ASSUMED
         Future income taxes.........................................      689
                                                                       =======

        For Canadian GAAP, the fair value of the shares to be issued as partial consideration of the purchase price has been determined based on the average stock price on April 27, 2000, the date the transaction closed.

     (D)  STOCK-BASED COMPENSATION

        For U.S. GAAP, the company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period of the options. For U.S. GAAP, the compensation cost not yet recognized is presented as deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. For Canadian GAAP, stock-based compensation expense is not recorded in the financial statements of the company.

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

        Had the company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" the company's loss and loss per share would be as follows:

                                                                  2000       1999       1998
                                                                --------    -------    ------
                                                                   $           $         $
         Loss in accordance with U.S. GAAP....................  (140,648)   (10,336)   (3,582)
         Additional compensation expense......................    (2,106)      (174)      (18)
                                                                --------    -------    ------
         Pro forma net loss...................................  (142,754)   (10,510)   (3,600)
                                                                ========    =======    ======
         Pro forma loss per share.............................     (1.89)     (0.59)    (0.38)
                                                                ========    =======    ======

        The pro-forma compensation expense reflected above has been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 4.10% - 6.41%; (ii) expected volatility ranging between nil - 70%; (iii) expected dividend yield of nil; and (iv) an estimated average life ranging from 2.17 - 3 years.

     (E)  DEFERRED FOREIGN EXCHANGE

        U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

     (F)  UNREALIZED GAIN ON SECURITIES

        Under U.S. GAAP, portfolio investments which are considered to be "available for sale" securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the company's long-term investment is recorded at cost. Under U.S. GAAP, this also resulted in an additional $11 million recovery of future income taxes. The concept of comprehensive income/loss does not exist under Canadian GAAP.

     (G)  DETAILS OF AMORTIZATION EXPENSE

                                                                        2000     1999    1998
                                                                       ------    ----    ----
                                                                         $        $       $
         Amortization expense for the year consists of:
           Property, plant and equipment.............................  30,510    839     213
           Goodwill, non-complete agreements and license rights......   8,417     --      33
           Deferred charges..........................................   4,128     14       9
                                                                       ------    ---     ---
                                                                       43,055    853     255
                                                                       ======    ===     ===

     (H)  RECENT ACCOUNTING PRONOUNCEMENTS

        (I) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes methods of

                             GT GROUP TELECOM INC.

          (tabular amounts expressed in thousands of Canadian dollars)

            accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

            The company will adopt SFAS No. 133 effective October 1, 2000 and will record a cumulative effect-type adjustment of $18 million, net of tax of $nil, as a charge to other comprehensive income to recognize derivatives designated as cash flow hedges at fair value. The resulting effect is that foreign exchange gains and losses on the hedged portion of the long-term debt will be reflected in other comprehensive income, together with the change in the fair value of the hedging instruments.

            As the Financial Accounting Standards Board continues to issue additional guidance and interpretations on SFAS No. 133, the company will review its accounting practises for derivative instruments, and make adjustments, if necessary.

        (II) REVENUE RECOGNITION

            In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition. The adoption of this pronouncement will not have a material impact on the company's financial statements.

                             GT GROUP TELECOM INC.

         SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS
                        (thousands of Canadian dollars)

                                              SEPTEMBER 30,    JUNE 30,     MARCH 31,    DECEMBER 31,
                                                  2000           2000         2000           1999
                                              -------------    ---------    ---------    ------------
                                                    $              $            $             $
                                                                    (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................      444,050        526,231      732,053       29,348
Accounts receivable
  Trade.....................................       30,253         32,799       12,801        1,922
  Other.....................................       19,699          7,786        2,456        3,858
Prepaid expenses............................        5,939          8,958        5,227        2,074
Inventory...................................          436            201          201          545
                                                ---------      ---------    ---------      -------
                                                  500,377        575,975      752,738       37,747
PROPERTY, PLANT AND EQUIPMENT...............      954,917        778,926      567,568      108,009
PREPAYMENT ON PROPERTY, PLANT AND
  EQUIPMENT.................................      203,703        230,600      223,000           --
LONG-TERM INVESTMENT........................       43,238         43,238           --           --
GOODWILL AND OTHER ASSETS...................      227,033        199,710      192,366       14,902
                                                ---------      ---------    ---------      -------
                                                1,929,268      1,828,449    1,735,672      160,658
                                                =========      =========    =========      =======
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities....      111,395         88,485       42,583       34,963
Unearned revenue............................          544          1,325          925          676
Current portion of long-term debt...........        4,348          1,204        6,203        3,746
                                                ---------      ---------    ---------      -------
                                                  116,287         91,014       49,711       39,385
LONG-TERM UNEARNED REVENUE..................        1,255          1,080        1,219        1,356
LONG-TERM DEBT..............................      948,928        853,123      781,447       57,028
FUTURE INCOME TAXES.........................           --             --       28,200           --
                                                ---------      ---------    ---------      -------
                                                1,066,470        945,217      860,577       97,769
                                                ---------      ---------    ---------      -------
SHAREHOLDERS' EQUITY
SHARE CAPITAL AND OTHER EQUITY ITEMS........    1,013,866        971,468      937,550       88,035
DEFICIT.....................................     (151,068)       (88,236)     (62,455)     (25,146)
                                                ---------      ---------    ---------      -------
                                                  862,798        883,232      875,095       62,889
                                                ---------      ---------    ---------      -------
                                                1,929,268      1,828,449    1,735,672      160,658
                                                =========      =========    =========      =======

                             GT GROUP TELECOM INC.

         SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                         (thousand of Canadian dollars)

                                                            FOR THE THREE MONTHS ENDED,
                                               ------------------------------------------------------
                                               SEPTEMBER 30,    JUNE 30,    MARCH 31,    DECEMBER 31,
                                                   2000           2000        2000           1999
                                               -------------    --------    ---------    ------------
                                                     $             $            $             $
                                                                    (UNAUDITED)
REVENUE......................................      32,167        25,558       13,259         2,267
COST OF SERVICES.............................      21,230        17,415       10,553         2,138
                                                 --------       -------      -------       -------
                                                   10,937         8,143        2,706           129
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...................................      38,901        30,984       20,286        10,788
                                                 --------       -------      -------       -------
                                                  (27,964)      (22,841)     (17,580)      (10,659)
AMORTIZATION.................................      20,241        15,447        6,169         1,198
INTEREST AND FINANCING CHARGES...............      26,488        14,488       13,237           141
                                                 --------       -------      -------       -------
LOSS BEFORE INCOME TAXES.....................     (74,693)      (52,776)     (36,986)      (11,998)
PROVISION (RECOVERY) OF FUTURE INCOME
  TAXES......................................     (11,861)      (26,995)         323            66
                                                 --------       -------      -------       -------
LOSS FOR THE PERIOD..........................     (62,832)      (25,781)     (37,309)      (12,064)
DEFICIT -- BEGINNING OF PERIOD...............     (88,236)      (62,455)     (25,146)      (13,082)
                                                 --------       -------      -------       -------
DEFICIT -- END OF PERIOD.....................    (151,068)      (88,236)     (62,455)      (25,146)
                                                 ========       =======      =======       =======
LOSS PER SHARE...............................       (0.52)        (0.22)       (0.90)        (0.54)
                                                 ========       =======      =======       =======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (in thousands).................     120,256       118,376       41,506        22,474
                                                 ========       =======      =======       =======

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               GT GROUP TELECOM INC.
                                               (Registrant)

Date: November 14, 2000                                 By /s/ STEPHEN H. SHOEMAKER
                                               ----------------------------------------------
                                                            Stephen H. Shoemaker
                                                          Executive Vice-President
                                                        and Chief Financial Officer